FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Hawaiian Airlines Partnership Changes
America West recently announced the introduction of our own nonstop service to four Hawaiian Islands. Beginning December 16, FlightFund members will be able to fly America West nonstop from Phoenix to Honolulu, Oahu and Kahului, Maui. In March, we’ll add nonstop service between Las Vegas and Maui; between Phoenix and Lihue, Kauai, and between Phoenix and Kona, Big Island. Learn more about our service to Hawaii by clicking here. (LINK TO http://www.americawest.com/awa/content/travelplanning/destinations/awacities/hawaii_splash.aspx)
America West FlightFund members will enjoy new benefits as we begin service to Hawaii — including on-line booking bonuses, lower mileage levels for award seats, on-line award travel reservations, and the ability to redeem miles for upgrades. Elite members can also take advantage of our unique elite-upgrade opportunities. (LINK TO http://www.americawest.com/awa/content/frequentflyer/flightfundprogram/benefitsglance.aspx)
As America West launches our own service to Hawaii the current partnership with Hawaiian Airlines will change. Going forward, America West and Hawaiian Airlines will no longer partner on flights between the continental US and Hawaii; however we will continue to be inter-island and South Pacific partners. America West and Hawaiian Airlines first became partners in 2001, and we are pleased to be able to continue working with Hawaiian Airlines in the future. Hawaiian Airlines has frequently been recognized as the best airline providing service within Hawaii, and we know that our FlightFund members will continue to enjoy Hawaiian’s excellent service between the islands.
FlightFund members should please note the following important dates affecting frequent flyer benefits with Hawaiian Airlines:
Earning Miles
•	FlightFund members can continue to earn miles on all Hawaiian Airlines inter-island flights (flights within the Hawaiian Islands) and Hawaiian Airlines flights to Australia and other points in the South Pacific with no change in mileage earning benefits.

•	Members can continue to earn miles on Hawaiian Airlines transpacific flights (flights between the mainland US and Hawaii) for tickets issued before December 15, 2005 when travel occurs on or before June 14, 2006. Tickets issued after Dec 15 for travel on transpacific routes will no longer be eligible for credit. Travel on transpacific flights occurring after June 14, 2006 will not be eligible for credit regardless of ticketing date.

•	Mileage can only be earned on eligible fares. Click here for information on eligible fares. (LINK TO http://www.americawest.com/awa/content/frequentflyer/mileagepartners/airlinepartners.as px#hawaiian)
Redeeming Miles
•	FlightFund members can continue to request award travel on Hawaiian Islands inter-island flights with no change in dates or award levels.

•	The last day to confirm and ticket award travel on Hawaiian Airlines transpacific flights will be December 15, 2005. FlightFund members can book award reservation for travel on America West flights to Hawaii by clicking here. (LINK TO http://www.americawest.com/awa/booking/TripDetail.aspx?book=awardNew)

•	All award redemption travel on Hawaiian Airlines transpacific flights must be complete by December 14, 2006.

•	Reservations for travel on Hawaiian Airlines must be made by calling America West at 800-247-5691.
Frequently Asked Questions
Can I still earn FlightFund miles when traveling on Hawaiian Airlines?
FlightFund members can continue to earn miles on all inter-island flights and all South Pacific flights operated by Hawaiian Airlines.
FlightFund members can continue to earn miles on Hawaiian Airlines transpacific flights so long as their tickets are issued by December 15, 2005 and travel occurs before June 14, 2006. Flights ticketed after Dec 15, 2005 will no longer be eligible for credit. Travel on transpacific flights after June 14, 2006 will not be eligible for credit regardless of ticketing date.
What is an inter-island flight? What is a transpacific flight? What is a South Pacific flight?
An inter-island flight is a flight between the islands of the state of Hawaii. For example, Honolulu to Kahului, Maui.
A transpacific flight is a flight between any point in the continental United States and any island in Hawaii. For example, Phoenix to Honolulu or Los Angeles to Maui.
A South Pacific flight is a flight between Hawaii and Australia, Hawaii and Tahiti, or Hawaii and American Samoa.
I bought my transpacific ticket after I saw this announcement; can I still earn FlightFund miles?
As long as your ticket is issued by December 15, 2005 and your travel occurs by June 14, 2006 you can still earn FlightFund miles when traveling on Hawaiian Airlines. Travel ticketed after Dec 15 will not be eligible for credit. Travel ticketed before Dec 15 but flown after June 14, 2006 will not be eligible for credit.
I want to redeem my miles for travel on Hawaiian Airlines; can I still request an award ticket?
You can continue to request award tickets on Hawaiian Airlines inter-island flights without change. Award travel on transpacific flights is subject to the following deadlines: You must confirm, pay all applicable taxes, and ticket your award for transpacific travel no later than December 15, 2005. All travel on your transpacific award ticket must be complete by December 14, 2006.
What options will America West offer instead?
FlightFund members can already redeem their miles for award tickets on America West, by clicking here. Once service begins December 15, 2005 members will be able earn FlightFund miles on all America West flights to Hawaii.
Why is the partnership changing?
The Hawaiian Airlines partnership was initiated at a time when America West did not fly to Hawaii. With the introduction of our own service, changes to our agreement were required.
Will miles earned on Hawaiian Airlines inter-island flights still be elite-qualifying?
Yes, all travel on Hawaiian Airlines inter-island flights, as well as flights to the South Pacific, will continue to qualify for elite status. Mileage earned on eligible transpacific flights will continue to qualify for elite status subject to the dates noted above.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.